

August 15, 2014

Via E-mail
Mr. John C. Shea
Chief Financial Officer and Secretary
Healthcare Services Group, Inc.
3220 Tillman Drive, Suite 300
Bensalem, Pennsylvania 19020

> **Re: Healthcare Services Group, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on February 21, 2014**
> **File No. 000-12015**

Dear Mr. Shea:

We have reviewed your response letter dated July 30, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Accrued Insurance Claims, page 28

1. We have reviewed your response to comment number one. Given the magnitude of the unfavorable development during the years presented, please tell us and disclose in future filings, the reasons for the unfavorable development and how management has addressed these changes in their reserving methodology. If appropriate, please include a discussion of any changes in the severity and/or frequency of claims that may have caused the unfavorable development.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief